NSAR Exhibit 77C

The AllianceBernstein Portfolios
AllianceBernstein Wealth Strategies (the Wealth Strategies)
811-05088

The Annual Meeting of Shareholders of
The AllianceBernstein Portfolios (Fund) was held on November 5, 2010, and adjourned until December 16, 2010 and January 5, 2011.
At the December 16, 2010 Meeting, with respect to the first item of business, the election of Trustees for the Fund, the required number of outstanding shares were voted in favor of the proposal, and the proposal was approved for all Strategies. For AllianceBernstein Wealth
Appreciation Strategy, at the December 16, 2010
Meeting, with respect to the second item of business, an amendment to the Strategys Investment
Advisory Agreement regarding reimbursement of administrative expenses, and with respect to the fifth item of business, changes to the Strategys fundamental policy regarding commodities, the required number of outstanding shares were voted in favor of the proposals, and the proposals were approved. For AllianceBernstein
Balanced Wealth Strategy and AllianceBernstein
Conservative Wealth Strategy, with respect to the second item of business, an amendment to each Strategys Investment Advisory Agreement regarding reimbursement of administrative expenses, and with respect to the fifth item of business, changes to each Strategys fundamental policy regarding commodities, an insufficient number of the required outstanding shares were voted in favor of the proposals, and, therefore, the proposals were not approved. A description of each proposal and number of shares voted at the Meeting are as follows (the proposal numbers shown below correspond to the proposal numbers in the Funds proxy statement):





1. The election of the Trustees, each such Trustee to serve a term of an indefinite duration and until his or her successor is duly elected and qualifies.

			Voted For	Withheld Authority
John H. Dobkin		285,296,290	15,076,070
Michael J. Downey	285,466,617	14,905,743
William H. Foulk, Jr.	285,250,681	15,121,679
D. James Guzy		285,297,563	15,074,797
Nancy P. Jacklin	285,398,163	14,974,198
Robert M. Keith		285,454,944	14,917,416
Garry L. Moody		285,568,917	14,803,443
Marshall C. Turner, Jr.	285,329,840	15,042,521
Earl D. Weiner		285,245,037	15,127,323




2. Approve the amendment of the AllianceBernstein Wealth
Strategies Investment Advisory Agreements.

2.B.  Approve the amendment to AllianceBernstein
Wealth Strategies Investment Advisory
Agreements regarding reimbursement of
administrative expenses.

Wealth Strategy

Balanced Wealth Strategy
Voted For	Voted Against	Abstained	Broker Non-Votes
77,279,012	5,971,116	6,988,369	35,010,601

Conservative Wealth Strategy
28,722,922	2,013,695	3,095,107	14,494,582

Wealth Appreciation Strategy
53,708,903	3,622,234	3,729,771	18,757,682


5.  Approve the amendment of the AllianceBernstein
Wealth Strategies fundamental policies regarding commodities.

Wealth Strategy

Balanced Wealth Strategy
Voted For	Voted Against	Abstained	Broker Non-Votes
79,697,272	3,665,310	6,875,915	35,010,601

Conservative Wealth Strategy
29,668,758	1,193,497	2,969,470	14,494,581

Wealth Appreciation Strategy
54,961,280	2,507,713	3,591,915	18,757,682









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